UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

CLST Holdings, Inc.
(Name of Subject Company (Issuer))

Red Oak Fund, L.P.
(Name of Filing Person (Offeror))

Common Stock, $.01 par value
(Title of Class of Securities)

150925204
(CUSIP Number of Class of Securities)

David Sandberg
Red Oak Capital Partners, LLC
145 Fourth Avenue, Suite 15A
New York, NY  10003
(212) 614-8952

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)


CALCULATION OF FILING FEE

Transaction Valuation*
N/A

Amount of Filing Fee**
N/A

* Estimated for purposes of calculating the filing fee only.
** The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended.

_ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A

Filing Party: N/A

Form or Registration No.: N/A

Date Filed: N/A


X Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
_ third-party tender offer subject to Rule 14d-1.
_ issuer tender offer subject to Rule 13e-4.
_ going-private transaction subject to Rule 13e-3.
_ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: _



FOR IMMEDIATE RELEASE

For further information contact David Sandberg, Red Oak Partners, LLC
(212) 614-8952,dsandberg@redoakpartners.com

Red Oak Announces Its Plan to Make a Tender Offer for Shares of CLST Holdings, Inc.

February 3, 2009 (New York, New York): Red Oak Fund, LP ("Red Oak"), a fund managed by Red Oak Partners, LLC, announced today that it intends to commence a tender offer for up to 70% of the outstanding shares of CLST Holdings, Inc. ("CLHI"), which shares are traded on the pink sheets, at a offer price of $0.25 per share. The offer price will represent an approximate 72% premium over the closing price on Monday, February 2, 2009, and an approximate 57% premium over the prior 30-day average traded price of CLHI's common stock as reported on the pink sheets. On January 30, 2009, Red Oak Partners, LLC both mailed and faxed a letter requesting, pursuant to Rule 14d-5(a) of the rules and regulations of the Securities Exchange Act of 1934, as amended, the use of the CLHI's stockholder list and security position listings for the purpose of disseminating the forthcoming offer to purchase and related materials to the holders of CLHI's common stock.

Red Oak's offer to purchase will be filed with the Securities and Exchange Commission on Schedule TO and will be made only by a formal offer to purchase and letter of transmittal. The consummation of the tender offer will be subject to the conditions to be specified in the offer documents.

Additional Information

The tender offer described in this press release has not yet commenced, and this press release is neither an offer to purchase nor a solicitation of an offer to sell CLHI's common stock. The solicitation and offer to purchase CLHI's common stock will only be made pursuant to a formal offer to purchase and letter of transmittal. At the time the tender offer is commenced, Red Oak will file the offer to purchase and related materials with the Securities and Exchange Commission. CLHI's stockholders should read the offer to purchase and other related documents carefully when they become available since they will contain important information, including the terms and conditions of the offer. The offer to purchase and other filed documents will be available (when filed) for free atthe Securities and Exchange Commission's website at www.sec.gov. The offer to purchase and related materials will be provided (when available) at no cost by Red Oak. Stockholders are encouraged to contact Mr. David Sandberg, Managing Director of Red Oak at telephone number (212) 614-8952 or by email at dsandberg@redoakpartners.com.